SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidation of the Três Irmãos HPP Rio de Janeiro, October 29, 2025, AXIA Energia announces that, on the previous day, it has entered into a Share Purchase Agreement with Triunfo Participações e Investimentos S.A. (TPI) and Mercúrio Participações e Investimentos S.A. (Mercúrio) for the acquisition of 100% of the shares of Juno Participações e Investimentos S.A. (Juno), the controlling shareholder (50.1%) of Tijoá Energia, for a total ammount of R$247 million, in a single installment on the transaction closing date. Tijoá Energia, in which AXIA Energia already held a 49.9% equity interest, is the concessionaire responsible for the Três Irmãos Hydroelectric Plant (UHE Três Irmãos), located in the municipality of Andradina, São Paulo, on the Tietê River, with an installed capacity of 808 MW. With this agreement, AXIA Energia will consolidate 100% ownership of the plant, which operates under the quota system (sistema de cotas). In 2024, the plant recorded annual revenue of R$320 million and EBITDA of R$136 million, with no outstanding debt and a concession term extending until 2044. The hydroelectric facility also has existing infrastructure prepared for the installation of three additional generating units, allowing for a potential future expansion of its capacity. The transaction is the result of an agreement entered into between AXIA Energia and the controlling shareholders of Juno, and brings to an end the arbitral and judicial disputes between the parties, related to the control of the plant, which date back to 2021, allowing the Company, in addition to assuming control of the hydroelectric plant, to release approximately R$390 million in court deposits related to the proceedings. The transaction is aligned with AXIA Energia’s Strategic Plan, reinforcing its commitment to portfolio optimization and capital allocation, with a focus on value creation, risk mitigation, and the simplification of its structure. The completion of the transaction is subject to the usual market conditions. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.